February 19, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Road Marshall, Inc.

Form S-1/A

Filed January 21, 2016

File No. 333-208472

To the men and women of the SEC:

On behalf of Road Marshall, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 4, 2016 addressed to Mr. Engchoon Peh, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on January 21, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note on behalf of Company: The financials have been updated throughout as applicable to include the three months ended December 31, 2015.

SEC Comment(s) /Analysis

General

1. We note your response to prior comment 1. We are not persuaded by the facts you present that you are not a shell company. Please be advised that the definition of a shell company does not turn on the company’s active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we believe the facts that you noted in your response constitute nominal operations and nominal assets. Accordingly, please disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing the risks associated with that status.

COMPANY RESPONSE

The following has been added to page 1: “As of the date of this registration statement it should be noted that our company is currently a shell company. We are not however, a blank check company.”

We have added the following risk factor to page 10:

Shareholders who hold unregistered shares of our common stock are subject to resale restrictions pursuant to Rule 144, due to our status as a “Shell Company.”

Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. As such, because we have nominal assets, we are still considered a “shell company” pursuant to Rule 144 and as such, sales of our securities pursuant to Rule 144 are not able to be made until we have ceased to be a “shell company” and we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” (i.e., information similar to that which would be found in a Form 10 Registration Statement filing with the SEC has been filed with the Commission reflecting the Company’s status as a non-“shell company.” Because none of our non-registered securities can be sold pursuant to Rule 144, until one year after filing Form 10 like information with the SEC any non-registered securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the Commission and/or until 12 months after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above. As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless.

On page 22 we have have added a section titled “Shell Company Status” which contains disclosure as to our shell status.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 19, 2016

/s/ Engchoon Peh

Engchoon Peh

Chief Executive Officer